                                                                  April 19, 2005

By facsimile - (202) 942-9528, EDGAR
and Federal Express

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street N.W.
Washington, D.C.  20549-0405

Attn:    Tangela Richter
         Melinda Kramer

         Re:      St. Mary Land & Exploration Company
                  Revised Preliminary Proxy Materials on Schedule 14A filed
                         April 14, 2005
                  File No. 1-31539

Dear Ms. Richter and Ms. Kramer:

         Please accept the following response to the comment from the SEC staff's review of the above-referenced proxy materials, which comment was communicated to the undersigned in a telephone discussion with Tangela Richter and Melinda Kramer of the SEC staff on April 15, 2005 and discussed further with
Ms. Richter on April 19, 2005. Such comment relates to comment no. 4 in a letter by H. Roger Schwall dated April 14, 2005 and the response thereto in a letter by the Company dated April 14, 2005.

Amendment to Certificate of Incorporation to Increase the total
---------------------------------------------------------------
Number..., page 19
-------------------

         4.       The Company hereby supplementally confirms that it has no
                  current plans, proposals or arrangements, written or
                  otherwise, to engage in any business or investment opportunity which would involve the issuance of shares of the Company's common stock that would be subject to the disclosure
                  requirements of Note A of Schedule 14A, which provides that where a solicitation of security holders is for the purpose of approving the authorization of additional securities which are to be used to acquire another specified company, and the
                  registrant's security holders will not have a separate
                  opportunity to vote upon the transaction, the solicitation to authorize the securities is also a solicitation with respect to the acquisition.

Securities and Exchange Commission
April 19, 2005

Should you have any further questions, please call me at (303) 863-4334.

                                   Very truly yours,

                                   /S/ DAVID W. HONEYFIELD

                                   David W. Honeyfield
                                   V.P. - Finance, Secretary & Treasurer

Enclosure

cc:      Mr. Dwight Landes - Ballard Spahr Andrews & Ingersoll, LLP
        (w/ encl.) - By facsimile